ESTATE PROTECTOR RIDER

This Rider is made a part of the policy to which it is attached. Except where this Rider provides otherwise, it is subject to all conditions of the policy.

DEFINITIONS

INSUREDS - shown on the Policy Summary.

ESTATE PROTECTOR BENEFIT - a level term life insurance benefit. The Estate Protector Benefit amount is shown on the Policy Summary.

BENEFIT

If the Second Death occurs while the policy and this Rider are in force, then We will pay the Estate Protector Benefit to the Beneficiary upon Our receipt of Due Proof of the Second Death. We will deduct from the Estate Protector Benefit any unpaid charges accruing to Us at the time of death. If no Beneficiary survives the Second Death, You will be the Beneficiary. If Yours is the Second Death, Your estate will be the Beneficiary. The rights of any collateral assignee may affect the interest of the Beneficiary.

TERM

Subject to the Termination provision below, this Rider is effective until the Rider Expiry Date shown on the Policy Summary.

CHARGE

This Rider is issued in consideration of the application for it and the deduction of the additional charge shown on the Policy Summary. We may use rates less than those shown. We will base these rates on Our expectations as to future experience.

Any change We make to the rates will be on a uniform basis for Insureds of the same age, sex and rate class and whose insurance has been in effect for the same length of time.

The cost per $1,000 of the Estate Protector Benefit is determined on each Deduction Day. It is based on the age, sex and rate class of the Insureds.

BENEFIT AMOUNT

The Estate Protector Benefit is shown on the Policy Summary. No increases or decreases to the benefit amount will be allowed.

Under no circumstances will the Estate Protector Benefit amount be eligible for inclusion in the event that the policy split option is exercised.

ISSUE DATE

The Issue Date of this Rider is the same as that of the policy unless otherwise shown on the Policy Summary.

CONTEST

When applied to this Rider, this provision will be measured from the Issue Date of this Rider.

MISSTATEMENT

If the age and/or sex of either Insured was incorrectly stated in the application, all benefits under this Rider will be adjusted to the amount that the charge paid would have purchased at the correct age and/or sex.

SUICIDE

If the First Death or the Second Death occurs within two years from the Issue Date of this Rider and is due to suicide, while sane or insane, the amount payable under this Rider will be limited to the charges paid under this Rider.

TERMINATION

This Rider will terminate on the earliest of:

1. subject to the Grace Period provision of the policy, the date on which the Cash Surrender Value would not be enough to pay charges due for the policy or the Rider; or

2. the Deduction Day following receipt of Your written request for termination of this Rider; or

3.   policy termination or maturity; or

4.   the Expiry Date of this Rider as shown on the Policy Summary; or

5.   exercise of the policy split option.